Exhibit 99.1

SILICON GRAPHICS, INC.

NOTICE OF RESTRICTED STOCK UNIT AWARD

Grantee:	EWALD, ROBERT

Employee ID:	102566

Date of Grant:	April 17, 2007

Number of Units:	46,358 Units, each of which represents a notional share of the common stock par value $.01 per share of Silicon Graphics, Inc. (the “Company”), plus dividend equivalents. The aggregate number of shares of the Company’s common stock issuable pursuant to the 46,358 Units shall be referred to herein as the “Shares”.

Vesting Schedule:

Time Vesting: The Units shall vest in forty eight (48) successive equal monthly installments upon the Grantee’s completion of each month of Service over the forty-eight (48)-month period measured from April 9, 2007, the date on which Grantee commenced Service. However, the Units shall be subject to accelerated vesting in accordance with the provisions of Paragraph 5 of the Restricted Stock Unit Award Agreement.

Termination without Cause. The Grantee shall forfeit the unvested Units that are subject to this Award immediately upon the date the Grantee’s Service terminates without Cause.

Resignation. The Grantee shall forfeit the unvested Units that are subject to this Award immediately on the date the Grantee’s Service terminates due to the Grantee’s resignation.

Termination for Cause. The Grantee shall forfeit the unvested Units that are subject to this Award on the date the Grantee’s Service terminates for Cause (or if Cause exists on the date Service terminates).

Issuance Schedule:	The Shares underlying the Units in which the Grantee vests in accordance with the foregoing Vesting Schedule will become issuable on the date (the “Issue Date”) upon which occurs the earliest of the following events: (i) December 31 of the year in which the Shares vest, (ii) the effective date of a Change in Control of the Company or (iii) the date of the Grantee’s cessation of Service. The actual issuance of the Shares shall be effected on the applicable Issue Date, or, with respect to an event under clause (ii) or (iii) above, not later than fifteen (15) days after the scheduled Issue Date. The procedures pursuant to which the applicable Withholding Taxes are to be collected are set forth in Section 4(b) of the Restricted Stock Unit Award Agreement.

Expiration/Forfeiture:	This Award and all unvested Units shall expire on the date Grantee’s Service terminates. Upon such expiration, Grantee shall forfeit (i) all unvested Units and (ii) all dividend equivalents with respect to such Units.

This Award is granted under and governed by the terms and conditions of the attached Restricted Stock Unit Award Agreement, which is hereby made a part of this document. Capitalized terms used but not defined in this Notice of Restricted Stock Unit Award shall have the meanings assigned to them in the Restricted Stock Unit Award Agreement. This Award is not made under the Company’s Management Incentive Plan.

SILICON GRAPHICS, INC.

By:	/S/ KEVIN KATERI
Kevin Kateri
Title:	Chairman

ROBERT EWALD, GRANTEE

Signature:	/S/ ROBERT EWALD
Address:	1140 E. Arques Avenue
Sunnyvale, CA 94085

SILICON GRAPHICS, INC.

RESTRICTED STOCK UNIT AWARD AGREEMENT

SECTION 1. GRANT OF RESTRICTED STOCK UNITS.

(a) Award. On the terms and conditions set forth in this Agreement and the Notice of Restricted Stock Unit Award referencing this Agreement (the “Notice”), the Company hereby awards to the Grantee the number of Restricted Stock Units (the “ Granted Units”) set forth in the Notice.

(b) Dividend Equivalent Rights. If dividends are paid with respect to the common stock of the Company (the “Common Stock”) while one or more Shares remain subject to this Award (i.e., those Shares are not otherwise issued and outstanding for purposes of entitlement to the dividend), then a special book account shall be established for the Grantee and credited with a phantom dividend equal to the actual dividend which would have been paid on the Shares at the time subject to this Award had those Shares been issued and outstanding and entitled to that dividend or distribution. The phantom dividend equivalents so credited shall vest at the same time as the Shares to which they relate and shall be distributed to the Grantee concurrently with the issuance of those Shares on the applicable Issue Date. However, each such distribution shall be subject to the Company’s collection of the Withholding Taxes applicable to that distribution.

(c) Defined Terms. Capitalized terms are defined in Section 8 of this Agreement.

(d) Grantee Undertaking. The Grantee agrees to execute such further instruments and to take such action as may reasonably be necessary to carry out the intent of this Agreement.

SECTION 2. NO TRANSFER OR ASSIGNMENT OF AWARD.

This Award and the rights and privileges conferred hereby shall not be sold, pledged or otherwise Transferred (whether by operation of law or otherwise) and shall not be subject to sale under execution, attachment, levy or similar process; provided, however, that the Grantee shall be permitted, in connection with his or her estate plan, transfer any or all of the Shares which become issuable pursuant to this Award to the Grantee’s spouse, siblings, parents, children and grandchildren or a charitable organization that is exempt under Section 501(c)(3) of the Code or to trusts for the benefit of such persons or partnerships, corporations, limited liability companies or other entities owned solely by such persons, including trusts for such persons or to the Grantee’s former spouse in accordance with a domestic relations order.

SECTION 3. VESTING.

(a) Vesting. This Award shall vest as set forth in the Notice.

(b) Termination of Service. If the Grantee’s Service with the Company terminates when any portion of this Award is not vested, the unvested portion shall be forfeited as of the date of such termination of Service.

SECTION 4. SETTLEMENT OF GRANTED UNITS.

(a) Settlement Amount. Subject to Section 4(b) hereof, the Company shall deliver to the Grantee on the Issue Date the number of shares of Common Stock equal to the aggregate number of vested Granted Units credited to the Grantee as of such date; provided, however, that no shares of Common Stock will be issued in settlement of this Award unless the issuance of shares complies with all relevant provisions of law and the requirements of any stock exchange upon which the shares of Common Stock may then be listed. No fractional shares of Common Stock will be issued but shall instead be carried over to the next Issue Date on which such fractional share can be aggregated with any other fractional share and issued as a whole share.

(b) Withholding Requirements.

(i) The Company shall collect the applicable Withholding Taxes required to be withheld with respect to the distribution to the Grantee of the cash or other property attributable to the phantom dividend equivalents hereunder by withholding a portion of that distribution equal to the amount of those taxes, with the cash portion of the distribution to be the first portion so withheld. Until such time as the Company provides the Grantee with notice to the contrary, the Company shall collect the applicable Withholding Taxes required to be withheld with respect to the issuance of the vested Shares hereunder through an automatic Share withholding procedure pursuant to which the Company will withhold, at the time of such issuance, a portion of the Shares with a Fair Market Value (measured as of the issuance date) equal to the amount of those taxes (the “Share Withholding Method”); provided, however, that the amount of any Shares so withheld shall not exceed the amount necessary to satisfy the Company’s required tax withholding obligations, including payroll taxes, using the minimum statutory withholding rates for federal and state tax purposes that are applicable to supplemental taxable income. Grantee shall be notified in writing in the event such Share Withholding Method is no longer available.

(ii) Should any Shares be distributed at time the Share Withholding Method is not available, then the Withholding Taxes required to be withheld with respect to those Shares shall be collected from the Grantee through either of the following alternatives:

• the Grantee’s delivery of his or her separate check payable to the Company in the amount of such Withholding Taxes, or

• the use of the proceeds from a next-day sale of the Shares issued to the Grantee, provided and only if (i) such a sale is permissible under the Company’s trading policies governing the sale of Common Stock, (ii) the Grantee makes an irrevocable commitment, on or before the Issue Date for those Shares, to effect such sale of the Shares and (iii) the transaction is not otherwise deemed to constitute a prohibited loan under Section 402 of the Sarbanes-Oxley Act of 2002.

(iii) Notwithstanding the foregoing provisions of this Paragraph 4(b), the employee portion of the federal, state and local employment taxes required to be withheld by the Company in connection with the vesting of the Shares and any cash or other property attributable to the dividend equivalent rights relating to those Shares (the “Employment Taxes”) shall in all events be collected from the Grantee no later than the last day of the calendar year in which the Shares (and such cash or other property) vest hereunder. Accordingly, to the extent the Issue Date for one or more vested Shares (together with the cash or other property attributable to the dividend equivalent right relating to those vested Shares) is to occur in a year subsequent to the calendar year in which those Shares vest, the Grantee shall, on or before the last day of the calendar year in which the Shares vest, deliver to the Company a check payable to its order in the dollar amount equal to the Employment Taxes required to be withheld with respect to those vested Shares and any cash or other property attributable to the dividend equivalent rights relating to those vested Shares.

(c) Stockholder Rights. The Grantee (or any successor in interest) shall not have any of the rights of a stockholder, including (without limitation) voting, dividend or liquidation rights, with respect to the Shares subject to the Granted Units until such time as the Company delivers to the Grantee the Shares in settlement of the Granted Units, as described in Section 4(a).

SECTION 5. CHANGE IN CONTROL.

(a) Accelerated Vesting. Any Granted Units subject to this Award at the time of a Change in Control will vest immediately prior to the closing of that Change in Control. The Shares subject to those vested units, together with any other Shares in which the Grantee is at that time vested, will be issued on the Issue Date triggered by the Change in Control (or otherwise converted into the right to receive the same consideration per share of Common Stock payable to the other stockholders of the Company in consummation of that Change in Control and distributed at the same time as such stockholder payments), subject to the Company’s collection of the applicable Withholding Taxes pursuant to the provisions of Paragraph 4(b).

(b) Company’s Rights. This Agreement shall not in any way affect the right of the Company to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

SECTION 6. ADJUSTMENT OF GRANTED UNITS.

If there shall be any change in the Common Stock of the Company, through merger, consolidation, reorganization, recapitalization, stock dividend, stock split, reverse stock split, split up, spinoff, combination of shares, exchange of shares, dividend in kind or other like change in capital structure or distribution (other than normal cash dividends) to shareholders of the Company, or any extraordinary dividend or distribution of cash or other assets, in order to prevent dilution or enlargement of Grantees’ rights under this Award, the Committee shall adjust, in an equitable manner, the number and kind of shares that will be issued to the Grantee upon settlement of this Award. In determining the appropriate adjustments, the Committee shall take into account any amounts credited to the Grantee’s book account under Paragraph 1(b) in connection with such transaction, and the determination of the Committee shall be final, binding and conclusive.

SECTION 7. MISCELLANEOUS PROVISIONS.

(a) Deferred Issue Date. Notwithstanding any provision to the contrary in this Agreement, no Shares which become issuable by reason of the Grantee’s Separation from Service shall actually be issued to the Grantee prior to the earlier of (i) the expiration of the six (6)-month period measured from the date of his Separation from Service or (ii) the date of his or her death, if the Grantee is deemed at the time of such Separation from Service to be a “key employee” within the meaning of that term under Code Section 416(i) and such delayed issuance is otherwise required in order to avoid a prohibited distribution under Code Section 409A(a)(2). Upon the expiration of the applicable Code Section 409A(a)(2) deferral period, all Shares deferred pursuant to this Paragraph 7(a) shall be issued in a lump sum to the Grantee.

(b) No Retention Rights. Nothing in this Award shall confer upon the Grantee any right to continue in Service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company (or any Parent or Subsidiary employing or retaining the Grantee) or of the Grantee, which rights are hereby expressly reserved by each, to terminate his or her Service at any time and for any reason, with or without cause.

(c) Award Unfunded. The Granted Units and dividend equivalents credited to the Grantee represent an unfunded promise. The Grantee’s rights with respect to the Granted Units and dividend equivalents are no greater than the rights of a general unsecured creditor of the Company.

(d) Notice. Any notice required by the terms of this Agreement shall be given in writing and shall be deemed effective upon personal delivery or upon deposit with the United States Postal Service, by registered or certified mail, with postage and fees prepaid. Notice shall be addressed to the Company at its principal executive office and to the Grantee at the address that he most recently provided in writing to the Company.

(e) Entire Agreement. This Agreement and the Notice of Restricted Stock Unit Award constitute the entire contract between the parties hereto with regard to the subject matter hereof. They supersede any other agreements, representations or understandings (whether oral or written and whether express or implied) which relate to the subject matter hereof.

(f) Waiver. No waiver of any breach or condition of this Agreement shall be deemed to be a waiver of any other or subsequent breach or condition whether of like or different nature.

(g) Successors and Assigns. The provisions of this Agreement shall inure to the benefit of, and be binding upon, the Company and its successors and assigns and upon the Grantee, the Grantee’s assigns and the legal representatives, heirs and legatees of the Grantee’s estate, whether or not any such person shall have become a party to this Agreement and have agreed in writing to be joined herein and be bound by the terms hereof.

(h) Choice of Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware (regardless of the law that might otherwise govern under applicable Delaware principles of conflict of laws).

SECTION 8. DEFINITIONS.

(a) “Agreement” shall mean this Restricted Stock Unit Award Agreement.

(b) “Board of Directors” shall mean the Board of Directors of the Company, as constituted from time to time.

(c) “Cause” shall mean the termination of Grantee’s Service for one or more of the following reasons: (i) commission of a felony under the laws of the United States or any state thereof or any act of fraud, embezzlement or dishonesty, (ii) breach of fiduciary duty, (iii) breach of the April 2007 letter agreement or any other written agreement between the Grantee and the Company, provided that if the breach is one that can be cured, the Company shall provide Grantee with written notice specifying such breach and providing the Grantee with a thirty (30) day period to cure such breach, (iv) repeated failure by the Grantee to diligently perform his duties in a reasonable manner pursuant to the April 2007 letter agreement between the Grantee and the Company or his repeated failure to diligently follow the lawful directions of the Board, or (v) gross negligence or willful misconduct in performance of his duties to the Company.

(d) “Change in Control” shall mean the consummation of any transaction or series of related transactions which results in all of the holders of record of the Company’s capital stock immediately prior to the transaction or transactions holding less than fifty percent (50%) of the voting power of the surviving entity in the transaction or transactions immediately after the transaction or transactions, including the acquisition of the Company by another entity and any reorganization, merger or consolidation, or which results in the sale of all or substantially all of the assets of the Company; provided, however, if the surviving entity in the transaction or transactions is wholly owned by another (the “Parent”), then a Change of Control has occurred only if the holders of record of the Company’s capital stock immediately prior to the transaction or transactions hold less than fifty percent (50%) of the voting power of the Parent immediately after the transaction or transactions.

(e) “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated thereunder.

(f) “Committee” shall mean the Compensation Committee of the Board.

(g) “Common Stock” shall mean one share of common stock of the Company, with a par value of $.01 as adjusted in accordance with Section 6 of this agreement (if applicable).

(h) “Company” shall mean Silicon Graphics, Inc., a Delaware corporation.

(i) “Consultant” shall mean a person who performs bona fide services for the Company, a Parent or a Subsidiary as a consultant or advisor, excluding Employees and Directors.

(j) “Director” shall mean a member of the Board who is not an Employee.

(k) “Employee” shall mean any individual who is a common-law employee of the Company, a Parent or a Subsidiary.

(l) “Fair Market Value” shall mean with respect to the fair market value of a share of Common Stock, the average of the high and low prices of the Common Stock on the date of calculation (or on the last preceding trading date if Common Stock was not traded on such date) if the Common Stock is readily tradable on a national securities exchange or other market system, and if the Common Stock is not readily tradable, Fair Market Value shall mean the amount determined in good faith by the Committee as the fair market value of the Common Stock upon the reasonable application of a reasonable valuation method, as determined by the Board or Committee in good faith. Such determination shall be conclusive and binding on all persons.

(m) “Granted Units” shall have the meaning described in Section 1(a) of this Agreement.

(n) “Grantee” shall mean the person named in the Notice.

(o) “Notice” shall have the meaning described in Section 1(a) of this Agreement.

(p) “Parent” shall mean any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each of the corporations other than the Company owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Parent on a date after the execution of this Agreement shall be considered a Parent commencing as of such date.

(r) “Restricted Stock Unit” shall mean a notional unit representing one share of Common Stock.

(s) “Separation from Service” shall mean the Grantee’s termination of Service under circumstances which are deemed to constitute a separation from service within the meaning of Code Section 409A and the applicable Treasury Regulations thereunder.

(t) “Service” shall mean service as an Employee, Director or Consultant. For any purpose under this Agreement, Service shall be deemed to continue while the Grantee is on a bona fide leave of absence, if such leave was approved by the Company in writing or if continued crediting of Service for such purpose is expressly required by the terms of such leave or by applicable law (as determined by the Company).

(u) “Shares” shall have the meaning assigned to such term in the Notice.

(v) “Subsidiary” shall mean any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary on a date after the execution of this Agreement shall be considered a Subsidiary commencing as of such date.

(w) “Transfer” shall mean, with respect to this Award or any share of Common Stock, any sale, assignment, transfer, alienation, conveyance, gift, bequest by will or under intestacy laws, pledge, lien encumbrance or other disposition, with or without consideration, of all or part of this Award or such Share, or of any beneficial interest therein.

(x) “Withholding Taxes” shall mean (i) the employee portion of the federal, state and local employment taxes required to be withheld by the Company in connection with the vesting of the shares of Common Stock under the Award and any cash or other property attributable to the phantom dividend equivalents relating to those shares and (ii) the federal, state and local income taxes required to be withheld by the Company in connection with the issuance of those vested shares and the distribution of any cash or other property attributable to the phantom dividend equivalents relating to such shares.